October 3, 2019

Laura Abasolo Garc a de Baquedano
Chief Finance and Control Officer
Telefonica S.A.
Distrito Telef nica, Ronda de la Comunicaci n, s/n
28050 Madrid, Spain

       Re: Telefonica S.A.
           Form 20-F for the Year Ended December 31, 2018
           Filed February 21, 2019
           Response Letter filed August 12, 2019
           File No. 001-09531

Dear Ms. Abasolo Garc a de Baquedano:

       We have reviewed your August 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 30, 2019 letter.

Form 20-F for the Year Ended December 31, 2018

2018/ 2017 Consolidated Results, page 42

1. We note your presentation of OIBDA Margin absent its corresponding GAAP measure. Your presentation is inconsistent with the guidance in Q&A
102.10 of the
      Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4,
      2018). Please revise and provide us with your proposed disclosures in future filings.
Item 5. Operating and Financial Review and Prospects
Non-GAAP financial information, page 108

2. We note your response to comment two. However, it is still unclear to us why you consider OBIDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to be
 Laura Abasolo Garc a de Baquedano
Telefonica S.A.
October 3, 2019
Page 2
         primarily performance measures in light of the fact that these measures comingle both performance and cash flow adjusting items. As such, please explain in detail how such measures are used internally and how they provide useful information to investors.
         Provide us with all of your proposed disclosures in future filings.

         Additionally, please revise your reconciliation of operating income before depreciation and amortization hereunder to start with its most comparable GAAP measure.
Item 8. Financial Information
Legal Proceedings, page 139

3. We note your response to our prior comment three. Since the matter is still in dispute and may have a significant effect on your financial position or profitability, please disclose all the material facts and developments relating to the suit including the R$47 billion dollar preliminary estimate in accordance with Item 8.A.7 of Form 20-F. Provide us with your proposed future disclosure.
Note 26. Other Information, page F-116

4. We note your response to comment four. Please expand your disclosure to address the significant management judgments and estimation uncertainty with respect to the provision recorded by Telefonica Brasil for the Preseverance case. Disclose how and why the damages claimed in the Perseverance case (based on the recent expert report commissioned by the trial court) differ significantly from your internal estimate. Refer to paragraphs 122 and 125 of IAS 1.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Inessa
Kessman, Senior Staff Accountant at (202) 551-3371 if you have any questions.



FirstName LastNameLaura Abasolo Garc a de Baquedano Sincerely,
Comapany NameTelefonica S.A.
                                                    Division of Corporation
Finance
October 3, 2019 Page 2                              Office of Technology
FirstName LastName